April 28, 2020	Trayne S Wheeler trayne.wheeler@klgates.com T +1 617 951 9068 F +1 617 261 3175
VIA EDGAR

Division of Investment

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Collateral Trust (the “Trust”) — File No. 811-23027
Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Amendment No. 4 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on April 29, 2019, accession no. 0001133228-19-002637 (the “Amendment”) and to the supplement to the Registration Statement filed on May 7, 2019 (the “May 7 Supplement”). The Amendment was filed for the purpose of updating financial information in the Registration Statement for John Hancock Collateral Trust, the sole series of the Trust (the “Fund”), and making other nonmaterial changes.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

Part A Comments

1.	Comment — On page 1, under “MANAGEMENT—The portfolio managers, their titles and length of association with the Fund,” please revise the disclosure to state the month and year in which each portfolio manager commenced association with the Fund.

K&L Gates LLP

State Street Financial Center   One Lincoln Street   Boston   MA 02111

T +1 617 261 3100   F +1 617 261 3175   klgates.com

Response — The Trust notes that Item 5(b) of Form N-1A requires registrants to “state the name, title, and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio.” The Trust believes that the disclosure identified by the SEC satisfies this requirement. Therefore, the Trust respectfully declines to make any changes in response to this comment.

2.	Comment — On page 3, under “INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES, RELATED RISKS, AND DISCLOSURE OF PORTFOLIO HOLDINGS —(b) Implementation of Investment Objective” and again on pages 10 and 11, the Fund states that “Although the Fund will comply with the rating, maturity and diversification requirements set forth herein, the Fund is NOT a money market fund within the meaning of Rule 2a-7 under the 1940 Act and does NOT seek to maintain a stable $1.00 share price.” Please add disclosure here or elsewhere in the registration statement stating that the Fund does not qualify for the special money market fund tax treatment or tax accounting methods accorded by Federal Treasury regulations.

Response — The Trust has made the requested change in its annual update. In response to the SEC’s comment, the Trust added the following disclosure:

“Accordingly, a shareholder may recognize capital gain or loss for federal income tax purposes upon the redemption of Fund shares.”

Supplementally, the Trust notes that there are no individual shareholders in the Fund that might be negatively impacted by the fact that the Fund does not benefit from favorable money market fund tax and accounting treatment.

3.	Comment — On page 5, under “INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES, RELATED RISKS, AND DISCLOSURE OF PORTFOLIO HOLDINGS —(c) Risks,” under “Economic and market events risk,” consider updating the disclosure to reflect recent events relating to Brexit, China and Puerto Rico and to remove any outdated references that are no longer applicable, such as references to the sub-prime mortgage crisis in 2008.

Response — In response to the Staff’s comment, the Trust notes that it monitors developments in the financial markets, both domestic and foreign, and periodically updates its related disclosures. The Trust confirms this disclosure has been reviewed prior to the Trust’s annual update to ensure it is accurate and current and has been updated accordingly.

4.	Comment — On page 12, Under “SHAREHOLDER INFORMATION - (c) Redemption of Fund Shares,” please revise the disclosure on redemptions in-kind to include additional details relating to whether the Fund would redeem in-kind to shareholders either pro rata slices of portfolio assets, individual securities, or representative securities baskets, as applicable.
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Response — The only shareholders of the Fund currently are affiliated fund investors from the John Hancock family of funds. The John Hancock family of funds has adopted Procedures Regarding Redemptions in-Kind by Affiliates (the “Procedures”) to facilitate the efficient and cost effective movement of assets of funds managed by the Advisor or its affiliates (“Affiliated Funds”) in connection with certain investment and marketing strategies. The Procedures allow for in-kind redemptions by the Affiliated Funds and their shareholders subject to specified conditions, including that the distribution is effected through a pro rata distribution of securities of the distributing fund.

The Trust believes that the current disclosure adequately describes in-kind redemptions. Therefore, the Trust respectfully declines to make any changes in response to this comment.

5.	Comment — On pages 12-13, under “SHAREHOLDER INFORMATION - (c) Redemption of Fund Shares,” in connection with the disclosure required by Item 11(c)(7) and (c)(8) of Form N-1A, please add a sentence addressing whether there is any variance in redemption time depending on the method of meeting redemption requests that is used.

Response — The Trust notes that no matter the method of payment, it expects to mail or wire redemption proceeds between 1 and 3 days following the receipt of the shareholder’s redemption request, as described in the registration statement. Therefore, the Trust respectfully declines to make any changes in response to this comment.

Part B Comments

6.	Comment — On page 14, the cover of Part B states that “This Part B is not a prospectus.” The Part B then references Part A. Please clarify that Part A of the Fund’s registration statement is its prospectus.

Response — The Trust has made the requested change in its annual update.

7.	Comment — On page 28, “MANAGEMENT OF THE FUND - (a) Management Information,” we note that the following bolded and underlined disclosure was deleted from the previous year’s annual update:

“As of December 31, 2018, the John Hancock Fund Complex consisted of 215 funds (including separate series of series mutual funds): John Hancock Collateral Trust (“JHCT”) (one fund); John Hancock Variable Insurance Trust (“JHVIT”) (66 funds); JHF II (96 funds); John Hancock Funds III (“JHF III”) (7 funds); John Hancock Exchange-Traded Fund Trust (13 funds); and 38 other John Hancock funds consisting of 28 series of other John Hancock trusts and 10 closed-end funds.”

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Please retain this language in the registration statement.

Response — The Trust respectfully declines to make any changes in response to this comment.

Part C Comments

8.	Comment — For Exhibit P-1, “Code of Ethics of John Hancock Collateral Trust and John Hancock Advisers, LLC,” please confirm the correct names are used in the title of the exhibit.

Response — The Trust notes that Exhibit P-1 is now correctly listed as “Code of Ethics of John Hancock Collateral Trust and John Hancock Investment Management LLC (formerly known as John Hancock Advisers, LLC).”

May 7 Supplement Comments

9.	Comment — After the list of funds, rather than stating “current prospectus,” state the actual date.

Response — The Trust notes that the May 7 Supplement provided complex-wide changes to all John Hancock fund prospectuses across 14 different trusts, covering hundreds of funds with varying fiscal year ends. Accordingly, the Trust believes it is impracticable to list the date of every prospectus covered by the May 7 Supplement and respectfully declines to make changes in future supplements.

* * * * *

The Trust, on behalf of the Fund, intends to incorporate any changes to the Fund’s Registration Statement made in response to the staff’s comments in the next routine update of the Registration Statement. If you have any questions, please call me at (617) 951-9068.

Sincerely,
/s/ Trayne S Wheeler
Trayne S Wheeler

cc:	Harsha Pulluru, Assistant Secretary of the Trust
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